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SECUR 08032014 SION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 17567 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/07 AND ENDING 03/31/08
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berghoff & Company, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 South Canal Street, Suite 817
(No. and Street)

Chicago IL 60606
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul H. Berghoff, Jr. (312) 6485555
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, Blue Island, Illinois 60406
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 05 2008
THOMSON REUTERS

SEC Mail Processing Section
MAY 30 2008
Washington, DC
111

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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# OATH OR AFFIRMATION

I, Paul H. Berghoff, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berghoff & Company, Inc., as of March 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Paul H. Berghoff Jr.
Signature

President
Title

Rose M. Palka
Notary Public

Official Seal
Rose M Palka
Notary Public State of Illinois
My Commission Expires 05/17/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

# BERGHOFF & COMPANY, INC.

## STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2008

**DUNLEAVY & COMPANY, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

*(708) 489-1680*
*Fax: (708) 489-1717*

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Berghoff & Company, Inc.

We have audited the accompanying statement of financial condition of Berghoff & Company, Inc. as of March 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Berghoff & Company, Inc. as of March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, PC

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
April 21, 2008

# BERGHOFF & COMPANY, INC.

## STATEMENT OF FINANCIAL CONDITION

## MARCH 31, 2008

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 39,665 |
| Receivables from broker/dealers | 157,315 |
| Office furniture and equipment at cost, net of $146,563 accumulated depreciation | 13,493 |
| Leasehold improvements, at cost, net of $36,845 accumulated depreciation | 98,758 |
| Other assets | 4,519 |
| TOTAL ASSETS | $ 313,750 |

### LIABILITIES AND SHAREHOLDERS' EQUITY

| | |
|---|---|
| LIABILITIES | |
| Accounts payable, accrued expenses and other liabilities | $ 39,203 |
| SHAREHOLDERS' EQUITY | |
| Common stock, $1 par value; authorized 10,000 shares, issued 1,000 shares; outstanding 393 shares | $ 1,000 |
| Additional paid-in capital | 68,673 |
| Retained earnings | 626,129 |
| Less 607 shares of treasury stock, at cost | (421,255) |
| Total Shareholders' Equity | $ 274,547 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 313,750 |

The accompanying notes are an integral part of this financial statement.

BERGHOFF & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2008

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Delaware on March 15, 1973. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company's principal business activity is the sale of securities.

Securities Owned - Securities positions are valued at market value and securities not readily marketable are valued at fair value as determined by the board of directors. The resulting difference between cost and market (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Depreciation - Depreciation of office furniture and equipment is provided for using the straight line method over five and seven year periods. Leasehold improvements are being depreciated over a fifteen year period.

Deferred Income Taxes - Deferred income taxes are provided due to income and expenses, principally relating to differences in depreciation, being recognized in different periods for tax and financial reporting purposes.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet instruments. These financial instruments include mortgage-backed to-be-announced securities (TBAs) and securities purchased and sold on a when-issued basis (when-issued securities). TBA's and when-issued securities provide for the delayed delivery of the underlying instrument.

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of these financial instruments, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate securities transactions, including the aforementioned transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 2 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - (Continued)

Under the terms of the agreement, the Company is prohibited from entering into a similar agreement with another broker/dealer. The Company is required to deposit $100,000 in cash and/or government securities with the Clearing Broker/dealer to assure the Company's performance under the agreement.

NOTE 3 - RELATED PARTY TRANSACTIONS

Through common ownership, the Company is affiliated with Berghoff & Company Capital Management, Inc., a registered investment advisor.

The sole shareholder provides office space to the Company in two locations. Rent expense for each of these locations for the year ended March 31, 2008 were $40,000 & $0 respectively.

NOTE 4 - EMPLOYEE BENEFIT PLANS

Effective January 1, 2004 the Company amended their deferred compensation plan commonly referred to as a profit sharing plan with provisions under IRS code section 401(k). Pursuant to the terms of the plan employees may contribute up to 25% of their compensation within specified legal limits. In addition, the Company must match employee contributions up to 6% of the contributing employee's compensation and may make additional contributions on a discretionary basis. The plan covers all full-time employees. Employees become eligible to participate in the plan on their first day of employment. Company contributions to the plan for the year ended March 31, 2008 were $11,111.

NOTE 5 - PREFERRED STOCK

The Company also has 500 shares of $100 par value, nonvoting, convertible preferred stock authorized. None of these authorized shares are issued or outstanding at March 31, 2008.

BERGHOFF & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2008

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2008 the Company's net capital and required net capital were $157,777 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 25%.

NOTE 7 - OTHER

A majority of the Company's commission revenue was derived from transactions on behalf of 8 customers.

The Company has entered into an agreement for communication services which requires the Company to make minimum monthly payments totaling $20,400 for the year ended March 31, 2009.

END